April 10, 2024
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Robert Babula
Lily Dang
Re:    Ameren Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 29, 2024
    File No. 1-14756
Ladies and Gentlemen:
This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by a letter, dated March 27, 2024, to Theresa A. Shaw, Senior Vice President, Finance and Chief Accounting Officer of Ameren Corporation (“Ameren”), with respect to the above-referenced Form 10-K filing (the "Form 10-K").
This letter recites each Staff comment and then provides the response to that comment. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filing.
Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Margins, page 46
1.We note that you present measures of electric margins and natural gas margins beginning on page 46, which appear to exclude certain amounts that would be attributable to cost of revenues and reflected in measures of gross margin in accordance with GAAP, such as operations and maintenance expense and depreciation and amortization.
Therefore, it appears that your measures of electric margins and natural gas margins should be identified as non-GAAP measures and that you should adhere to the requirements in Item 10(e) of Regulation S-K. For example, it appears that electric gross margin and natural gas gross margin, each reflecting all costs and expenses applicable to revenues, would be identified as the most directly comparable GAAP measures in providing the disclosures required by Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Securities and Exchange Commission
April 10, 2024

You should include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric margins and natural gas margins. Please refer to the answers to Questions 100.05 and 102.10(a) and (b) of our C&DI's pertaining to Non-GAAP measures if you require further clarification. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm
Please submit the revisions that you propose to address these concerns.
Response:
We respectfully acknowledge the Staff’s comment. We will exclude electric margins and natural gas margins as non-GAAP measures in future combined Form 10-Q and Form 10-K filings for Ameren, Union Electric Company, and Ameren Illinois Company, beginning with the Form 10-Q for the quarter ended March 31, 2024.
Financial Statements and Supplementary Data
Note 11 – Stock-Based Compensation, page 142
2.We understand from your disclosures on pages 143 and 144 that you have dividend equivalents related to the performance share and restricted stock units, and that employees are entitled to receive common shares based on accumulated dividends upon vesting.
Please explain to us how you considered and applied the guidance for participating securities in FASB ASC 260-10-45-59A through 70, in computing earnings per share and formulating the disclosures made pursuant to FASB ASC 260-10-50-1.
Please include any numerical details and analyses of the terms that are necessary to support the conclusions that you have made relative to this guidance.
Response:
Per ASC 260-10-45-61A, "Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A." (emphasis added).
As disclosed in the Form 10-K, participants in Ameren's long-term incentive plan that have been granted performance share units ("PSUs") and restricted stock units ("RSUs") are entitled to receive dividend equivalents, which represent the right to receive shares measured by the dividend payable with respect to the corresponding number of unvested PSUs or RSUs. Subject to the participant's continued employment, the dividend equivalents will vest and be settled at the same time and in the same proportion as the PSUs or RSUs to which they relate. Participants are not entitled to any dividend equivalent amount on PSUs or RSUs which do not ultimately vest.

Securities and Exchange Commission
April 10, 2024

In most cases, the right to dividend equivalents in our PSU and RSU arrangements are forfeitable and, therefore, these awards are not participating securities. An exception exists for RSUs granted to participants who are retirement eligible (or become retirement eligible during the vesting period). A participant is retirement eligible when the participant completes both at least five years of service and is at least 55 years of age. As RSU awards for participants who are retirement eligible vest on a pro rata basis depending on the number of days the participant was employed during the vesting period, dividend equivalents earned in relation to these awards are nonforfeitable and these awards are participating securities.
Ameren calculated earnings per share, including participating securities in accordance with ASC 260-10-45-61A, and concluded that the subset of RSUs which qualified as participating securities was immaterial for all periods presented in the Form 10-K. The impact to earnings per share was less than $0.01 per share for all periods presented and not considered material to disclose.
* * *
In connection with this letter in response to the Staff’s comments, Ameren acknowledges:
●    Ameren is responsible for the adequacy and accuracy of the disclosure in its filings;
●    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
●    Ameren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning responses to these comments, please contact the undersigned at (314) 861-5409.
Very truly yours,

/s/ Theresa A. Shaw
Theresa A. Shaw
Senior Vice President, Finance and Chief Accounting Officer
Ameren Corporation

cc:    Martin J. Lyons, Jr.
    Michael L. Moehn
    Chonda J. Nwamu